SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. 31 December 2013 Half-Year Financial Results Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler, Executive Chairman

February 26, 2014

31 December 2013 Half-Year Financial Results Announcement

MELBOURNE, Wednesday 26 February, 2014: Prana Biotechnology (ASX: PBT/NASDAQ:PRAN) today released its Appendix 4D and Half-Year Financial Results Report for the period ended 31 December 2013.

Financial Summary

•	Reported loss of A$7.93M (Dec 2012: A$4.33M)

•	Cash position at 31 December 2013 of A$19.3M (A$13.3M at 30 June 2013)

•	Subsequently, A$4.09M R&D tax incentive received in January

Operational Highlights

•	Completed the IMAGINE Phase 2 trial for PBT2 as a treatment for Alzheimer’s disease.

•	Received approval and commenced an open label extension study for IMAGINE. This allows all participants on the IMAGINE trial, including those on placebo, to take PBT2 for a further 12 month period.

•	Completed Reach2HD clinical trial for PBT2 as a treatment for Huntington disease.

•	Post reporting period, Prana reported it had successfully achieved its end point of safety and tolerability in the Reach2HD clinical trial. The company also reported statistically significant improvement in a measure of executive function (cognition) in research participants administered 250mg PBT2 daily (p=0.042) and was associated with a favourable signal in functional capacity.

•	Peer reviewed article in Aging Cell reports PBT2 reversed the memory and learning losses associated with the aging process in normal (non-transgenic) old mice.

•	Prana’s PBT2 named as one of the top neuroscience projects to watch globally.

•	Parkinson’s UK awards £150,000 to study Prana’s PBT434, a potential treatment for Parkinson’s disease.

Commenting on the half year results, Chairman and Chief Executive Officer Mr Geoffrey Kempler said: “It has been a period of significant achievement with the completion of our two phase 2 clinical trials for PBT2. In the last few weeks we’ve reported on the trial results for Huntington disease and will soon report on the Alzheimer’s disease trial.”

The net loss of A$7.93M reflects the significant investment in the development costs of PBT2 as a potential treatment for both Alzheimer’s and Huntington diseases.

The cash balance at 31 December 2013 was A$19.3M, compared with A$13.3M at 30 June 2013. This balance excludes A$4.09M received in January under the R&D Tax Incentive Program.

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Contacts:

Global Investor Relations Lead	Investor Relations (USA)
Rebecca Wilson	Josh Drumm
T: +61 3 9866 4722	T: +1 212-375-2664
E: rwilson@buchanwe.com.au	E: jdrumm@tiberend.com

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease and other major age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

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